Contact

www.linkedin.com/in/isramoreira
(LinkedIn)

Top Skills

Project Management

Business Strategy

Leadership

Languages

Spanish (Limited Working)

Portuguese (Native or Bilingual)

German (Elementary)

English (Native or Bilingual)

Certifications

Project Management Professional
(PMP)

Publications

Social housing analysis under new
performance regulations

Israel Moreira

co-CEO @ Doughp
Dallas, Texas, United States

Summary

I am passionate about making sense of chaos using my natural
ability to understand and solve problems while being oriented to
goals and results. As such, I lead my teams to collectively build
a vision of the overarching expectation and apply a disciplined,
determined, and enthusiastic approach to plan and further execute
that vision into reality.

_____

Experience

Doughp Cookie Dough
co-CEO
September 2019 - Present (3 years 8 months)
Dallas, Texas, United States

Product School
Director Of Operations
May 2018 - August 2019 (1 year 4 months)
San Francisco Bay Area

HTB Engenharia e Construção S.A
7 years

Project Manager
2015 - April 2018 (3 years)
São Paulo Area, Brazil

Operational Excellence Manager
2013 - 2015 (2 years)
São Paulo Area, Brazil

Controller
2011 - 2013 (2 years)
São Paulo Area, Brazil

Deloitte

Business Consultant
2013 - 2013 (less than a year)
São Paulo Area, Brazil

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Education

University of California, Berkeley
Business and Marketing · (2017 - 2018)

Escola Politécnica da USP
Project Management · (2013 - 2014)

Escola Politécnica da USP
Civil Engineering · (2007 - 2012)

University of La Verne
Strategy & Marketing · (2010 - 2010)